Exhibit 99.1

Media Release

IMV Reports Update on COVID-19 Vaccine Program

Preclinical safety, long duration of antibody titers and potential for protection demonstrated in preclinical immunogenicity and challenge studies

Vaccine candidate is stable at 2°C to 8°C and room temperature for at least 3 months and ongoing

Preclinical studies and revised clinical plan to account for evolving regulatory landscape and emergence of new variants

DARTMOUTH, Nova Scotia, December 28, 2020, IMV Inc. (Nasdaq: IMV; TSX: IMV) (the “Company”), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines against infectious diseases, today reported update on the development of its vaccine candidate, DPX-COVID-19, for the prevention of COVID-19 infection caused by the novel coronavirus SARS-CoV-2.

“We are encouraged by the data generated thus far. Results are consistent with the mechanism of action of our DPX delivery platform demonstrated across prior clinical studies with DPX-based vaccines and cancer immunotherapies,” said Joanne Schindler, Chief Medical Officer at IMV. “By prolonging exposure to antigens, the DPX platform can generate longer lasting antibody titers in humans. This is the hallmark of our DPX platform, and it has the potential to improve the span of protection against COVID-19 including in the most vulnerable populations.”

The Company has successfully completed preclinical safety, GLP toxicology as well as immunogenicity and challenge studies confirming a favorable safety profile and potential for the long duration of antibody titers and protection against SARS-CoV-2. Additional supporting evidence favoring DPX-COVID-19 includes T cell response and “natural” immunity in convalescent plasma against the targeted epitope peptides in the DPX-COVID-19 formulation.

In consideration of the evolution of the regulatory landscape with first vaccines approved and a recent update to Health Canada guidance, as well as the emergence of SARS-CoV-2 variants in different countries, the Company is planning to conduct complementary preclinical studies including testing on new variants and will provide an update in Q1 2021 on its revised clinical plan.

Of note, none of the recent mutations reported in UK or in Denmark (mink) are in the areas of the four selected peptides in DPX-COVID-19. By targeting areas less prone to mutations DPX-COVID-19 has potential to offer protection against a broader range of circulating variants.

“Synthetic technologies are paving the way to a new generation of vaccine solutions with the promise to revolutionize the way we protect ourselves from infectious diseases. Our vaccine is one of the first peptide-based targeted vaccines in development for COVID-19. The combination of its new mechanism of action, a lyophilized formulation with long-term stability, and capacity for large-scale manufacturing and supply has the potential to make it accessible on a global scale,” said Frederic Ors, Chief Executive Officer of IMV. “We believe that DPX-based vaccines represent a compelling solution to COVID-19 and future pandemics. Our goal and focus will be to generate clinical demonstration in the first part of 2021 and by then we should have a better understanding of the duration of the protection induced by the most advanced vaccines and the possible need to revaccinate the population.”

So far, the Company has

  Completed safety studies that include GLP toxicology and confirmed a favorable safety profile;

  Completed preclinical immunogenicity studies showing potential for long-term protection with antibody titers maintained throughout the duration of studies (Day 140);

  Completed a challenge study in ferrets that demonstrated reductions of viral load in the nasal tissue;

  Demonstrated T cell response and “natural” immunity in convalescent plasma against the targeted epitope peptides in the DPX-COVID 19 formulation;

  Demonstrated stability of DPX-COVID-19 at room temperature and 2°C to 8°C for at least 3 months;

  Received confirmation of approximately Cdn $10M of non-dilutive funding from different Canadian governmental sources, including up to Cdn $5.4 M in milestone-based payments;

  Completed the current good manufacturing practice (cGMP) formulation and manufacturing process development for clinical trials; and

  Entered into a collaboration with a global manufacturing partner and initiated transfer and scale-up activities of DPX-COVID-19 in India and Europe with the anticipated capacity to produce several hundred million doses.

In regard to DPX-COVID-19, the Company continues its efforts to:

  Complete additional preclinical studies;

  Submit preclinical study results on the selection of the peptides composing DPX-COVID- 19 and the data supporting the Phase 1/2 clinical trial to a peer-reviewed scientific journal.

About DPX-COVID-19

DPX-COVID-19, instead of taking a traditional vaccine approach, blends vaccine and immunotherapy science to generate an immune response that targets specific weaknesses of the coronavirus, incorporating several unique key features with the goal to optimize potential safety and efficacy. DPX-COVID-19 is a formulation of the DPX delivery platform with four complementary peptide antigens that were selected for their high immunogenicity and potential ability to bind non-overlapping areas on the virus spike and impact its infective function. Fully synthetic, DPX-COVID-19 has the potential for fast and large-scale manufacturing to supply a significant number of doses rapidly compared to more conventional vaccines. The Company is currently working on a manufacturing method that will allow handling in a lyophilized formulation that can be stored at 2°C to 8°C and room temperature for at least 3 months, allowing for long term stability and cold chain management with existing infrastructure. For more information, visit our webpage dedicated to the development of DPX-COVID-19.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such words as “will”, “may”, “potential”, “believes”, “expects”, “continues”, “should”, “encourage”, “anticipate”, or and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s progress and timing in developing a DPX-based vaccine candidate against COVID-19, the Company’s belief in the potential efficacy and safety of its DPX-based vaccine against COVID-19, the potential speed and scope of manufacture and ease of distribution of the DPX-based vaccine, the potential benefits of a DPX-based vaccine against COVID-19 as compared to other potential vaccines and for certain populations, the anticipated timing of the Company’s preclinical assays, studies and clinical trials and the release of any results therefrom related to its DPX-based vaccine against COVID-19, the Company’s anticipated manufacturing capabilities and its capacity to increase such capabilities, and the Company’s ability to find additional funding and commercialization partners. Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks and uncertainties affecting the Company and its products.

The Company assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, the Company’s ability to develop a DPX-based vaccine candidate against the COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, the receipt of all regulatory approvals by the Company to commence and then continue preclinical assays, clinical studies and trials, and, if successful, the commercialization of its proposed vaccine candidate related to COVID-19, the Company’s ability to raise sufficient capital, including potentially through grant awards available in Canada, to fund such preclinical assays, clinical studies and trials and the production of any COVID-19 vaccine, the Company’s ability to collaborate with governmental authorities with respect to the clinical development on its vaccine candidate related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to any vaccine candidate related to COVID-19, the ability of the Company to manufacture any vaccine candidate related to COVID-19 rapidly and at scale, the ability for the Company to accurately assess and anticipate the impact of COVID-19 on the Company’s other clinical studies and trials and operations generally and other risks detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media Relations

Delphine Davan, Director of Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com